November 24, 2023

Via EDGAR (form type label CORRESP)

Anuja A. Majmudar

Karina Dorin

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Novo Nordisk A/S Form 20-F for the Fiscal Year Ended December 31, 2022 Filed February 1, 2023 File No. 333-82318

Dear Ms. Majmudar and Ms. Dorin:

By letter dated November 3 2023, you provided comments on behalf of the Division of Corporation Finance, Office of Life Sciences (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) with respect to our Annual Report 2022 (the “Annual Report”) incorporated by reference into our Form 20-F for the fiscal year ended December 31, 2022 (the “2022 Form 20-F”). On behalf of Novo Nordisk A/S (“we” or the “Company”), we have provided responses to your comments as indicated below. For your convenience, we have repeated your comments prior to our responses.

SEC Comment #1:

We note your response to prior comment 1 states that based on your enterprise risk management process, you have concluded that none of the identified reputational risks related to your operations or products that result in greenhouse gas emissions are material. Please expand to discuss the specific reputational risks you identified and how you determined that they are not material.

Our response

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the Company, through its enterprise risk management process, has identified the following risk:

“Inability to reduce emissions and plastic footprint may impact our reputation negatively”.

This risk is derived from social expectations, in certain of the markets in which the Company operates, that good corporate citizens should take part in achieving the targets set out in the Paris agreement on climate change; namely, to pursue efforts to limit the temperature increase to 1.5°C above pre-industrial levels. As a result of such social expectations, Companies that do not take measures to reduce their climate impact may be exposed to reputational damage and criticism by their stakeholders, including patients, healthcare providers, suppliers, employees, public authorities, and citizens at large.

In our assessment, reputational damage may occur if the Company does not deliver on its climate targets and related social expectations. In addition, reputational damage may occur if the Company’s climate mitigation measures appear to be inadequate compared to those taken by peers and competitors.

In the case of the Company, these risks are not assessed to be material, due to the Company’s commitment to being a sustainable company and the strong progress on reducing the Company’s emissions over many years. Notably, the Company was the first pharmaceutical company to reach the ambitious RE100 goal of using 100% renewable power in its production facilities. Based on this together with other initiatives, the Company has in 2022 reduced its emissions from operations and transport by 28% compared to the Company’s baseline in 2019. Further, in the same period the Company has grown 45% based on revenue compared to the baseline in 2019; As such, the Company had in 2019 a carbon intensity from operations and transport of 2.51 tons CO2 per 1 million DKK revenue, whereas the carbon intensity in 2022 decreased to 1.23 tons CO2 per 1 million DKK.

In order to progress towards the Company’s target of having net zero emissions across its entire value chain by 2045, the Company has launched several further initiatives, such as:

•	The Company requires that all its suppliers will use 100% renewable power by 2030.

•	The Company has set targets for reducing CO2 emissions to 50% in 2025 compared to its baseline in 2019.

•	The Company has entered into an agreement with the Danish shipping company Maersk to transport its products using sustainable biofuels. This agreement covers shipments representing an estimated 50% of sea-freight within our product distribution.

•	The Company has entered into a partnership with SkyNRG for the purchase of sustainable aviation fuel which can reduce CO2 emissions by up to 85% compared to conventional aviation fuel. The Company’s ambition is a reduction in CO2 emissions from product distribution via air freight of 27% by 2025.

•	The Company has partnered with European Energy for the supply of e-methanol, which is produced based on renewable energy, with the purpose of replacing fossil-based plastics used in insulin pens with an e-methanol based sustainable plastic.

•	The Company is piloting take-back programs for injection pens in four countries with the aim of reducing plastic in landfills and enhance recycling.

It is our assessment, based on the aforementioned initiatives, that the Company is at the forefront of climate mitigation within the pharmaceutical sector having received A+ ESG rating from the CDP for the past 7 years. Consequently, we have, through our enterprise risk management process, assessed that it is unlikely that the Company, in the foreseeable future, could face material reputational damage as a consequence of the greenhouse gas emissions arising from its operations and the manufacture or distribution of its products, nor has the Company to date experienced any such reputational damage.

However, the Company will continue to closely monitor the risk of reputational damage as a result of inadequate climate measures.

* * * * *

If you have any questions regarding this matter, please contact Trine Haastrup, Corporate Vice President of Corporate Accounting, at (+45) 3075 9551 or me at (+45) 3075 8611.

Sincerely,

/s/ Karsten Munk Knudsen

Karsten Munk Knudsen

Executive Vice President and Chief Financial Officer